SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2016

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓                Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                      No   ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding the audit results issued by the national audit office of the People’s Republic of China,  made by China Petroleum & Chemical Corporation (the “Registrant”) on June 29, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT ON THE AUDIT RESULTS ISSUED BY THE NATIONAL AUDIT OFFICE OF THE PEOPLE’S REPUBLIC OF CHINA

The Board of Directors of China Petroleum & Chemical Corporation and its directors warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.

China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) hereby announces that, in 2015, the National Audit Office of the People’s Republic of China (“CNAO”) conducted an audit on the revenues and expenditures of China Petrochemical Corporation (“Sinopec Group”, the controlling shareholder of Sinopec Corp.) for the year 2014.

The audit results of CNAO indicate that, in accordance with its development strategies, Sinopec Group actively carried out reforms, promoted restructuring and listing of oil service business and refining and chemical engineering business; launched and completed the diversified ownership reform of its oil product marketing business; strengthened and improved its management system by improving rules and regulations in respect of bidding and tendering management, etc., and further improved corporate governance. The audit results also point out that several problems exist in certain aspects, such as financial management and accounting, corporate decision and business management, growth potentials and integrity practice, as well as rectification for problems listed in previous audit.

Sinopec Corp. paid great attention to issues related to Sinopec Corp. identified in the above- mentioned audit by CNAO. The board of directors, the supervisory committee and senior management of Sinopec Corp. discussed and analysed these issues, set up and actively implemented rectification mechanisms at three levels, including investigating accountable persons, rectifying specific issues and improving the management systems.

Sinopec Corp. takes this audit rectification as an opportunity to strengthen the formation and implementation of management systems, to establish an effective long-term mechanism and to improve our management and our capability in risk control.

The relevant issues identified in this audit do not have material impact on the overall operating results and financial statements of the Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
29 June 2016

As of the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: June 30, 2016